Form U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2001 and Ending December 31, 2001

TO THE

U.S. SECURITIES AND EXCHANGE
COMMISSION

OF

Allegheny Ventures, Inc.

A Nonutility Subsidiary*

Date of Incorporation: August 18, 1994.

If not incorporated, Date of Organization: not applicable.

State or Sovereign Power under which Incorporated or Organized: Delaware.

Location of Principal Executive Offices of Reporting Company:

10435 Downsville Pike, Hagerstown, MD 21740-1766.

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Thomas J. Kloc, Controller
Allegheny Ventures, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766.

Name of Principal Holding Company Whose Subsidiaries are served* by Reporting Company:

Allegheny Energy, Inc.

SEC 1926 (6-82)

*Note that this report is being used for a nonutility subsidiary of such Holding Company

1

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. Number of copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period covered by report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93, to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money amounts displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars, or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X '210.3-01(b).

6. Deficits displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, '210.3-01(c)).

7. Major amendments or corrections. Any company desiring to amend or correct a major omission or error in a report after is has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the Company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual statement of compensation for use of capital billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
Description of Schedules and Accounts:	Schedule or Account No.:	Page No.:
COMPARATIVE BALANCE SHEET	Schedule I	4-5
Property	Schedule II	6-7
Accumulated Provision for Depreciation and Amortization of Property	Schedule III	8
Investments	Schedule IV	9
Accounts Receivable from Associate Companies	Schedule V	10
Fuel Stock Expenses Undistributed	Schedule VI	11
Stores Expenses Undistributed	Schedule VII	12
Miscellaneous Current and Accrued Assets	Schedule VIII	13
Miscellaneous Deferred Debits	Schedule IX	14
Research, Development, or Demonstration Expenditures	Schedule X	15
Proprietary Capital	Schedule XI	16
Long-term Debt	Schedule XII	17
Current and Accrued Liabilities	Schedule XIII	18
Notes to Financial Statements	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20
Analysis of Billing, Associate Companies	Account 457	21
Analysis of Billing, Nonassociate Companies	Account 458	22
Analysis of Charges for Service, Associate and Nonassociate Companies	Schedule XVI	23
Schedule of Expense by Department or Service Function	Schedule XVII	24-25
Departmental Analysis of Salaries	Account 920	26
Outside Services Employed	Account 923	27
Employee Pensions and Benefits	Account 926	28
General Advertising Expenses	Account 930.1	29
Miscellaneous General Expenses	Account 930.2	30
Rents	Account 931	31
Taxes Other Than Income Taxes	Account 408	32
Donations	Account 426.1	33
Other Deductions	Account 426.5	34
Notes to Statement of Income	Schedule XVIII	35

3 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements	Page No.:
Organizational Chart	36
Methods of Allocation	37
Annual Statement of Compensation for Use of Capital Billed	38
Signature Clause	39

			4
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	Current	Prior

	Property
101	Utility property (Schedule II)	0	0
107	Construction work in progress	0	0
	(Schedule II)
121	Non Utility Property (Schedule II)	43,800,379	25,341,254
	Total Property	43,800,379	25,341,254
108	Less Accumulated provision for
	depreciation and amortization of
	utility property (Schedule III)	0	0
122	Less Accumulated provision for
	depreciation and amortization of
	non-utility property (Schedule III)	2,624,212	1,039,779
	Net Property	41,176,167	24,301,475

	Investments
114	Investments in associate companies	1,122,064	1,151,593
123	Investments in associate companies
	(Schedule IV)	95,931,713	21,961,630
124	Other investments (Schedule IV)	10,809,346	2,306,642
	Total Investments	107,863,123	25,419,865

	Current and Accrued Assets
131	Cash	3,334,473	2,321,581
134	Special deposits	0	0
135	Working funds	2,500	0
136	Temporary cash investments
	(Schedule IV)	1,026,853	100,000
141	Notes receivable	0	0
142	Customer accounts receivable	23,732,915	7,193,753
143	Accounts receivable	45,127,861	3,309,760
144	Accumulated provision for
	uncollectible accounts	(2,824,098)	(2,093,696)
146	Accounts receivable from associate
	companies (Schedule V)	828,405	321,245
151	Fuel stock	0	0
152	Fuel stock expenses undistributed
	(Schedule VI)	0	0
154	Material and supplies	6,132,309	199,638
163	Stores expense undistributed
	(Schedule VII)	0	0
165	Prepayments	2,543,833	2,207,987
171	Interest receivable	344,727	373
174	Miscellaneous current and accrued
	assets (Schedule VIII)	34,351,121	15,000
	Total Current and Accrued Assets	114,600,899	13,575,641

	Deferred Debits
181	Unamortized debt expense	0	0
183	Preliminary Survey & Investigation
	Charges	0	0
184	Clearing accounts	292	0
186	Miscellaneous deferred debits	566,270	258,935
	(Schedule IX)
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	15,533,446	536,090
	Total Deferred Debits	16,100,008	795,025

	Total Assets and Other Debits	279,740,197	64,092,006

			5
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I - COMPARATIVE BALANCE SHEET, CONTINUED

Account	Liabilities and Proprietary Capital	Current	Prior

	Proprietary Capital
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in capital (Schedule XI)	140,753,593	94,768,456
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings
	(Schedule XI)	(36,231,170)	(36,028,341)
	Total Proprietary Capital	104,523,423	58,741,115

	Long-term Debt
223	Advances from associate
	companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	10,500,000	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term
	debt (debit)	0	0
228	Provision for Injuries & Damages	10,000	0
	Total Long-term Debt	10,510,000	0

	Current and Accrued Liabilities
231	Notes payable	0	0
232	Accounts payable	56,305,862	1,476,398
233	Notes payable to associate
	companies (Schedule XIII)	700,000	0
234	Accounts payable to associate
	companies (Schedule XIII)	1,812,061	1,255,953
235	Customer Deposits	2,054,772	576,246
236	Taxes accrued	4,012,578	1,917,087
237	Interest accrued	51,701	0
238	Dividends declared	0	0
241	Tax collections payable	22,125	0
242	Miscellaneous current and accrued
	liabilities (Schedule XIII)	99,580,551	119,141
	Total Current and Accrued Liabilities	164,539,650	5,344,825

	Deferred Credits
253	Other deferred credits	167,124	6,066
255	Accumulated deferred investment tax credits	0	0
283	Accumulated deferred income taxes	0	0
	Total Deferred Debits	167,124	6,066

	Total Liabilities and Proprietary Capital	279,740,197	64,092,006

						6
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II - PROPERTY

		Balance at		Retirements	Other	Balance
		Beginning		or	Changes	at Close
Account	Description	of Year	Additions	Sales	(1)	of Year

301	Organization	0				0

303	Miscellaneous
	intangible plant	0				0

304	Land and land
	rights	501,896			(160)	501,736

305	Structures and
	improvements	0				0

306	Leasehold
	improvements	75,568	180,185			255,753

307	Equipment (2)	528,476	576,392			1,104,868

308	Office furniture
	and equipment	182,979	1,125,654			1,308,633

309	Automobiles, other
	vehicles and
	related garage
	equipment	42,383	123,728	(20,157)		145,954

310	Aircraft and
	airport equipment	0				0

311	Other property (3)	24,009,952	16,473,483		0	40,483,435

	Subtotal	25,341,254	18,479,442	(20,157)	(160)	43,800,379

107	Construction work
	in progress (4)	0				0

	Total	25,341,254	18,479,442	(20,157)	(160)	43,800,379

(1)	Provide an explanation of those changes considered material.

	Not applicable.

				7
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II - CONTINUED

(2)	Subaccounts are required for each class of equipment owned. The
	company shall provide a listing by subaccount of equipment additions
	during the year and the balance at the close of the year:

				Balance
				at Close
	Subaccount	Subaccount Description	Additions	of Year

	121	J. Kings Generation Project	559,073
	121	Generator	16,560
	121	Misc. Non Utility Property	759

	Total		576,392	1,104,868

(3)	Describe other property:			Balance
				at Close
	Other property consists of:		Additions	of Year

	121	Telecommunications Projects (ACC)	16,473,483	40,483,435

			16,473,483	40,483,435

(4)	Describe construction work in progress:

	Not applicable.

						8
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III - ACCUMULATED PROVISION FOR
DEPRECIATION AND AMORTIZATION OF PROPERTY

		Balance at	Additions		Other	Balance at
		Beginning	to		Changes	Close
Account	Description	of Year	Acct 403 / 404	Retirements	(1)	of Year

301	Organization

303	Miscellaneous
	intangible plant

304	Land and land
	rights

305	Structures and
	improvements

306	Leasehold
	improvements	216	34,694		0	34,910

307	Equipment	124,978	102,718	0	0	227,696

308	Office furniture
	and equipment	63,289	442,495		0	505,784

309	Automobiles, other
	vehicles and
	related garage
	equipment	2,100	3,602	(2,100)	0	3,602

310	Aircraft and
	airport equipment

311	Other property	849,196	1,003,024		0	1,852,220

	Total	1,039,779	1,586,533	(2,100)	0	2,624,212

(1)	Provide an explanation of those changes considered material:

9
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE IV - INVESTMENTS

Instructions: Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments",
list each investment separately.

Balance at	Balance at
Beginning	Close
Description	of Year	of Year

Account	123	-	Investment in Associate Companies
EnviroTech Investment Fund I, L.P., net	7,054,866	3,438,260
A 9.9% interest in a limited partnership to acquire
securities of companies with a primary emphasis on
investments in energy.
Latin American Energy and Electricity Fund I, L.P.	4,134,453	3,162,287
A 8.25% interest in a limited partnership to invest in
entities involved in new or existing electric power
projects in Latin America and the Caribbean.
APS Cogenex, L.L.C.	684,481	1,455,913
A 50% joint venture with EUA Cogenex Corporation
formed to engage in demand-side management business
activities.
FondElec General Partner, L.P.	20,843	19,948
A 4.145% interest in a limited partnership organized for
the purpose of acting as the general partner of the Latin
American Energy and Electricity Fund I, L.P.
GENOSys Technology Management, Inc.	1,534,500	0
A 4.95% interest in a network services company that
provides technology management solutions.
AFN Communications, LLC	4,702,982	8,656,338
A 17.19% interest in a facilities-based network service
provider that supplies high-capacity broadband access
to primary, secondary and tertiary markets.
Odyssey Communications	349,158	533,335
A 40% interest in a company offering a complete range
of fiber optic construction and professional services.
Enporion	2,980,347	2,980,347
A 3% interest in a new energy industry procurement
exchange that provides member companies a means
of decreasing costs by aggregating purchases, on-line
via the internet.
Utility Assoc. Investment	500,000	472,442
A 10% interest in an emerging software development
company that specializes in creating integrated mobile
computing solutions for the utility industry.
LTI Telecom Leasing	0	4,400,000
Investment in 4,000 shares Series A Preferred Stock,
10% payable semiannually, in arrears.
LTI Energy Products Leasing	0	1,100,000
Investment in 1,000 shares Series A Preferred Stock,
10% payable semiannually, in arrears.
Mabco Steam Company, LLC	0	2,991,881
A 15.006% investment in a sales/leaseback company
for Weirton Steel by providing steam and partial power
through the Foster Wheeler Steam plant and related
generation facilities.
Intangible Assets - Contracts	0	41,624,962

Goodwill	0	25,096,000

Account	124	-	Other Investments
ABS, Inc.	2,306,642	191,400
Investment in 330k shares of common stock of Adelphia
Business Solutions, Inc.
Active Power, Inc.	0	117,946
Investment in 106,342 shares of common stock of
Active Power, Inc.
Miscellaneous Investments	0	10,500,000
Investment in Note Receivable to AFN, LLC

Account	136	-	Temporary Cash Investments
AYP Energy	100,000	100,000

Appalachian Heating	0	926,853

Total	24,368,272	107,767,912

			10
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the company has provided
accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	146- Accounts Receivable from Associate Companies

General Invoices between AE, Inc subsidiaries		321,245	828,405

Total		321,245	828,405

Analysis of Convenience or Accommodation Payments

Not applicable.

11
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

Instructions: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed
"Summary" listed below give an overall report of the fuel functions performed by the company.

Description		Labor	Expenses	Total

Account	152 - Fuel Stock Expenses Undistributed

Not applicable.

Account	151 - Fuel Stock

Not applicable.

	Total	0	0	0

			12
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

Instructions: Report the amount of labor and expenses associated with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account	163 - Stores Expense Undistributed

Not applicable.

Total	0	0	0

					13
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

	Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

				Balance at	Balance at
				Beginning	Close
Description				of Year	of Year

Account	174	-	Miscellaneous Current and Accrued Assets

WVA Unexpensed Property Taxes				15,000	75,742

Alliance Energy Position in Derivative Assets -				0	27,832,401
Currrent

Alliance Energy Position in Derivative Assets -				0	6,442,979
Noncurrent

Total				15,000	34,351,121

			14
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	186 - Miscellaneous Deferred Debits

	Point of Rocks Activities	7,026	0

	Appalachian Heating Receivable	120,409	0

	Leasing Technologies International, Inc.	131,500	0
	Ventures Acquisition

	South Mississippi Electric Power	0	565,825
	Association Legal Fees

	Miscellaneous (2)	0	445

	Total	258,935	566,270
				15
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

Instructions: Provide a description of each material research, development or demonstration project which incurred costs by the company during the year.

Description				Amount

Account	188	-	Research, Development, or Demonstration
			Expenditures

Not applicable.

Total				0

					16
Annual Report of Allegheny Ventures, Inc.
	AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XI - PROPRIETARY CAPITAL

		Number of	Par / Stated	Outstanding Shares
		Shares	Value	At Close of Period
Account	Class of Stock	Authorized	Per Share	Number	Amount

201	Common Stock Issued	1,000	$10	100	$1,000

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Account	Description				Amount

211	Miscellaneous Paid-in Capital*				140,753,593
215	Appropriated Retained Earnings				0

	Total				140,753,593

* Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc.

Instructions: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net		Balance at
		Beginning	Income	Dividends	Close
Account	Description	of Year	(Loss)	Paid	of Year

216	Unappropriated Retained
	Earnings (Deficit)	(36,028,341)	(202,829)	0	(36,231,170)

	Total	(36,028,341)	(202,829)	0	(36,231,170)

	Net Income is a result of non-utility operations.

								17
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XII - LONG-TERM DEBT

	Instructions: Advances from associate companies should be reported separately for
	advances on notes, and advances on open account. Names of associate companies
	from which advances were received shall be shown under the class and series
	of obligation column. For Account 224, "Other Long-Term Debt", provide the
	the name of the creditor company or organization, terms of the obligation, date
	of maturity, interest rate, and the amount authorized and outstanding.

	Terms,	Date			Balance at			Balance at
	Class, &	of	Interest	Amount	Beginning		(1)	Close
Name of Creditor	Series	Maturity	Rate	Authorized	of Year	Additions	Deductions	of Year

223 - Advances from associate
companies:

None

224 - Other long-term debt:

Fleet National Bank	Medium-term	6/30/2006	3.81%		0	10,500,000		10,500,000
	debt

Total				0	0	10,500,000	0	10,500,000

(1) Give an explanation of deductions: None.

			18
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

	Instructions: Provide balance of notes and accounts payable to each
	associate company. Give description and amount of miscellaneous
	current and accrued liabilities. Items less then $10,000 may be
	grouped, showing the number of items in each group.

		Balance at	Balance at
		Beginning	Close
Description		of Year	of Year

Account	233 - Notes Payable to Associate Companies

	Allegheny Energy, Inc.	0	700,000

	Total	0	700,000

Account	234 - Accounts Payable to Associate Companies

	Allegheny Energy Service Corporation	1,271,866	1,678,526
	West Penn Power Company	(5,012)	66,025
	The Potomac Edison Company	(2,617)	60,916
	Monongahela Power Company	(8,953)	126
	Allegheny Energy, Inc.	612	2,105
	Allegheny Energy Units No. 1 and Unit No. 2	56	0
	Allegheny Energy Supply Company LLC	1	4,315
	Mountaineer Gas	0	48

	Total	1,255,953	1,812,061

Account	242 - Miscellaneous Current and Accrued Liabilities

	Misc. Accrued Liabilities	119,141	231
	Financial Transactions	0	8,978,329
	Derivative Instruments - Current	0	69,520,296
	Derivative Instruments - NonCurrent	0	21,081,695

	Total	119,141	99,580,551

19

ANNUAL REPORT OF ALLEGHENY VENTURES, INC.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

Instructions: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated by reference.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allegheny Ventures, Inc. is an unregulated company that invests in and develops fiber and data services and energy-related projects and provides energy consulting and management services and natural gas and other energy-related services. The Company is a wholly-owned subsidiary of Allegheny Energy, Inc. Allegheny Energy, Inc. is a diversified utility holding company, which owns, directly and indirectly, various regulated and non-regulated subsidiaries.

On November 1, 2001, Allegheny Ventures completed the acquisition of Fellon-McCord Associates, Inc. (Fellon-McCord), an energy consulting and management services company, Alliance Gas Services, Inc. and Alliance Energy Services Partnership, a provider of natural gas and other energy-related services to large commercial and industrial customers. Alliance Energy Services Partnership is owned 50% by Allegheny Ventures and 50% by Alliance Gas Services, Inc. The Company completed this acquisition for $30.5 million in cash plus a maximum of $18.7 million in contingent consideration to be paid over a three-year period, starting from the November 1, 2001, acquisition date. On March 1, 2002, Alliance Gas Services, Inc. merged with Alliance Gas Services Holdings, LLC, a Maryland limited liability company and wholly owned subsidiary of Allegheny Ventures. Alliance Gas Holdings, LLC survived the merger. On March 1, 2002, pursuant to a participation agreement entered into as part of the acquisition of Mountaineer Gas, Allegheny Ventures sold a 40% interest in Alliance Gas Holdings, LLC to Energy Corporation of America for $2.734 million.

Alliance Energy Services Partnership, on behalf of its customers, uses both physical and financial derivative contracts, including forwards, NYMEX futures, options, and swaps, in order to manage price risk associated with its purchase and sales activities.

Alliance Energy Services Partnership's primary strategy is to minimize its market risk exposure with respect to its forecasted physical natural gas sales contracts to its customers by entering into offsetting financial and physical natural gas purchase and transportation contracts. The transactions executed under this strategy are accounted for as cash flow hedges, with the fair value of the offsetting contracts recorded as assets and liabilities on the consolidated balance sheet with changes in fair value for these contracts recorded to other comprehensive income. As of December 31, 2001, an unrealized loss of $18.9 million, net of reclassifications to earnings and tax, was recorded to other comprehensive income for these contracts. These hedges were highly effective during 2001. Based on the contracts' fair values at December 31, 2001, and the settlement dates of these contracts, the Company expects to reclassify a loss of approximately $23.1 million, before tax, of the amount accumulated in other comprehensive income to earnings in 2002. As of December 31, 2001, the Company's cash flow hedge contracts were hedging forecasted transactions through December 2004 and had a net fair value of $(66.2) million.

Additionally, as a service to its customers, Alliance Energy Services Partnership offers price risk intermediation services in order to mitigate the market risk associated with natural gas. Under this program, Alliance Energy Services Partnership will execute positions with the customer and enter into offsetting positions with a third counterparty. These transactions do not qualify for hedge accounting under SFAS No. 133 and are accounted for on a mark-to-market basis. At December 31, 2001, the fair value of the contracts as an asset were $31.5 million and the fair value of the contracts as liabilities were $30.6 million.

On December 29, 2000, Allegheny Ventures signed an agreement to acquire Leasing Technologies International, Inc. (LTI), a financial services firm that specializes in equipment financing solutions for emerging growth companies for $26 million. During the second quarter of 2001, Allegheny Ventures notified LTI that it was terminating the purchase transaction as permitted by the agreement. LTI has reserved the right to pursue legal actions.

In March 2000, Allegheny Communications Connect, Inc. (ACC), along with five other companies and a consulting partner, created AFN, LLC (AFN), a super-regional, high-speed fiber and data services company. The network offers more than 7,700 route miles, or 140,000 fiber miles, connecting major markets in the eastern United States to secondary markets. Through its initial footprint of fiber, AFN reaches areas that comprise roughly 35 percent of the national wholesale communications capacity market.

AFN expects to expand its network to 10,000 route miles or 200,000 fiber miles by the end of 2002. AFN will reach this capacity by adding partners with existing fiber, installing fiber in areas of opportunity, and acquiring existing fiber from others or contracting long-term lease agreements for existing fiber. At December 31, 2001, ACC had a 17-percent interest in AFN as a result of contributing 339 miles of lit fiber, including revenue from capacity contracts related to these routes, and 845 miles of committed dark fiber.

In December 2001, Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions) completed an agreement to provide seven natural gas-fired turbine generators for the South Mississippi Electric Power Association (SMEPA). The seven units, with a combined output of approximately 450 MW, will be located at three sites in southern Mississippi near the towns of Sylvarena, Silver Creek, and Moselle. The units will be owned by SMEPA. Construction is scheduled to begin in March 2002, with installation to be completed in May 2003 through May 2006. Allegheny Energy Solutions will provide design, construction, and installation services for the units. The agreement allows for liquidated damages, for a maximum amount of $10 million, in the event Allegheny Energy Solutions fails to meet either specified delivery dates or the generators fail to meet specified performance requirements.

The Company has investments in two limited partnerships, EnviroTech Investment Fund I,L.P., which invests in emerging electrotechnologies that promote the efficient use of electricity and improve the environment; and the Latin American Energy and Electricity Fund I,L.P., which invests in and develops electric opportunities in Latin America and the Caribbean.

Significant accounting policies of the Company are summarized below.

Consolidation

Allegheny Ventures, Inc. owns all of the outstanding common stock of its subsidiaries, AYP Energy, ACC, and Allegheny Energy Solutions. The consolidated financial statements shown herein include all the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

Revenues

Revenues for the Company are recorded in the same period in which the related electric services are provided to customers. Revenues from other unregulated activities are recorded in the period that products or services are delivered and accepted by customers.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Provisions for depreciation are determined on a straight-line method based on estimated service lives of depreciable properties. The cost of maintenance and of certain replacements of property, plant, and equipment is charged to operating expenses.

Accounting for Investments

Investments in two limited partnerships are accounted for under the equity method. That is, the initial investment is recorded at cost, then the carrying amount is adjusted to recognize the Company's share of post-acquisition earnings or losses of the investee.

Income Taxes

The Company joins with its Parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Differences between income tax expense computed on the basis of financial accounting income and taxes payable based on taxable income are deferred. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed utilizing the most current tax rates.

Allocated Charges

The Company has no employees. The Company also incurs expenses which include its proportionate share of salaries, wages, and employee benefits related to services provided by Allegheny Energy Service Corporation. Employee benefits include the expenses of a noncontributory defined benefit pension plan and partially contributory medical and life insurance plans.

NOTE B: COMMITMENTS AND CONTINGENCIES

Construction Program

The Company has entered into commitments for its construction programs, for which expenditures are estimated to be $43.4 million for 2002 and $29.3 million for 2003.

Environmental Matters and Litigation

System companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities, and may affect adversely the cost of future operations.

			20
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
	Give income statement of the Company for the current and prior years ending
	ending December 31.

Account		Current	Prior

	Income
440-447	Sales	0	0
450-456	Other operating revenues	55,902,067	15,882,309
457	Services rendered to associate companies	313,600	0
458	Services rendered to nonassociate
	companies	83,741,589	6,742,638
417-421	Miscellaneous income or loss	(4,048,548)	953,666
	Total Income	135,908,708	23,578,613

	Expense
	Power Costs:
501	Fuel	0	0
555	Purchased Power	0	0
500-514	Other	1	0
556-598	Transmission & Distribution	1,923	666
902	Meter Reading	0	0
903	Cashiering	2,015	311
904	Uncollectibles	366,467	27,721
908-910	Other Customer Service	0	0
912	Selling Activities Expense	224,029	102,373
913	Sales Advertising	15,990	63,503
920	Salaries and wages	4,283,939	2,413,720
921	Office supplies and expenses	122,023,685	5,768,296
922	Administrative expense transferred - credit	0	0
923	Outside services employed	1,422,696	8,365,065
924	Property insurance	262,618	249,399
925	Injuries and damages	22,804	9,636
926	Employee pensions and benefits	544,449	473,194
928	Regulatory commission expense	0	0
930.1	General advertising expense	40,403	0
930.2	Miscellaneous general expenses	196,577	193,500
931	Rents	926,764	490,256
935	Maintenance of structures and equipment	221,833	5,600
403 - 404	Depreciation and amortization expense	6,248,969	1,034,935
408	Taxes other than income taxes	746,341	507,925
409	Income taxes	1,670,481	2,311,377
410	Provision for deferred income taxes	(874,555)	435,912
411	Provision for deferred income taxes - credit	(1,031,556)	(1,343,166)
411.5	Investment tax credit	0	0
426.1	Donations	533	0
426	Other deductions	(1,311,690)	2,198
427	Interest on long-term debt	0	0
428	Amortization on Medium-term notes	0	0
430	Interest on debt to associate companies	0	0
431	Other interest expense	106,821	264,301
	Total Expense	136,111,537	21,376,722

	Net Income or (Loss)	(202,829)	2,201,891

				21
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457

	Direct	Indirect	Comp.	Total
	Costs	Costs	for Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed

Alliance Energy Services Partnership	313,600			313,600

Total	313,600	0	0	313,600

						22
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

3M Company	263,502			263,502		263,502
A.O. Smith Elec.	117,335			117,335		117,335
AC Humko	2,207,066			2,207,066		2,207,066
ACH Food Company, Inc.	(933,791)			(933,791)		(933,791)
AEP Energy Services Inc	1,415,394			1,415,394		1,415,394
Ahlstrom Engine Filtration LLC	650,298			650,298		650,298
Akzo Nobel Resins	109,880			109,880		109,880
Algood Food Company	38,905			38,905		38,905
Alliance Energy Services Partnership	558,894			558,894		558,894
Alpharma Inc.	215,309			215,309		215,309
American Iron Oxide Co.	296,961			296,961		296,961
American Racing Custom	488,052			488,052		488,052
American Synthetic Rubber Corp	271,073			271,073		271,073
AO Smith Protective Coatings	64,145			64,145		64,145
AP Technoglass Co.	171,226			171,226		171,226
Arch Chemicals Inc.	1,586,757			1,586,757		1,586,757
ATR Wire & Cable Co, Inc.	167,364			167,364		167,364
Avery Dennison	1,494,251			1,494,251		1,494,251
Baptist Hospital East	112,965			112,965		112,965
Bemis Co, Columbus	395,846			395,846		395,846
Besse Veneers, Inc	27,381			27,381		27,381
Borden Chemical, Inc.	241,878			241,878		241,878

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.
						22a
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Boulevard Distillery	58,440			58,440		58,440
BP Energy Mktg.	1,439,206			1,439,206		1,439,206
Brown Forman Corp.	53,471			53,471		53,471
Browning Manufacturing	72,892			72,892		72,892
Buffalo Trace Distillery	154,887			154,887		154,887
Calgon Carbon - Corp.	940,868			940,868		940,868
Cardinal Aluminum Company	83,044			83,044		83,044
Central Baptist Hospital	117,007			117,007		117,007
Central Kentucky Asphalt	58,004			58,004		58,004
Central Kentucky Processing	32,102			32,102		32,102
Chase Brass & Copper Co., Inc.	198,950			198,950		198,950
City of Augusta	55,203			55,203		55,203
City of Flemingsburg	132,641			132,641		132,641
City of Pikeville	133,482			133,482		133,482
Clifford - Jacobs Forging Co	142,450			142,450		142,450
Clinton Energy - Frito Lay	81,498			81,498		81,498
CMC/CLA	282,807			282,807		282,807
Cognis Corporation	746,694			746,694		746,694
Colgate Palmolive	366,287			366,287		366,287
Columbus Regional Hosp.	39,401			39,401		39,401
Commonwealth Aluminum Corp.	2,180,150			2,180,150		2,180,150
Community Hospital Anderson	26,377			26,377		26,377

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22b
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Conoco Incorporated	1,527,398			1,527,398		1,527,398
Coral Energy Resources	988,834			988,834		988,834
CR/PL LLC	30,571			30,571		30,571
Crane Plumbing	31,862			31,862		31,862
CSX Trans. - 54359	118,337			118,337		118,337
Cummins Engine Company, Inc	187,797			187,797		187,797
Delta Faucet	33,233			33,233		33,233
Dominion Retail, Inc.	113,270			113,270		113,270
Dow Corning Corporation	454,991			454,991		454,991
Dynachem Products Inc.	25,026			25,026		25,026
Dynegy Marketing and Trade	46,071			46,071		46,071
Early Times	38,803			38,803		38,803
East Kentucky Power Coop., Inc	681,597			681,597		681,597
Eckart Aluminum	38,770			38,770		38,770
EnerSys Inc.	95,431			95,431		95,431
Enron Energy Services	1,527,770			1,527,770		1,527,770
Ephraim McDowell Reg Med Ctr	31,861			31,861		31,861
Equilon Enterprises (Shell)	27,378			27,378		27,378
Everburn Manufacturing, Inc.	25,279			25,279		25,279
Exide Corporation	130,579			130,579		130,579
Ferro Corporation	94,247			94,247		94,247
FirstEnergy Trading Services	83,503			83,503		83,503

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22c
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Fischer Packing	56,620			56,620		56,620
Floyd Memorial Hospital	36,680			36,680		36,680
Flynn Brothers Contracting	88,464			88,464		88,464
Fresh Direct Generator	213,904			213,904		213,904
Gates Rubber Company	66,563			66,563		66,563
General Electric	175,158			175,158		175,158
general journal	18,087,856			18,087,856		18,087,856
Georgetown College	42,858			42,858		42,858
Georgia Pacific	30,566			30,566		30,566
H.G. Mays Corporation	52,751			52,751		52,751
Heaven Hill Distilleries -Corp	70,461			70,461		70,461
Hill's Pet Nutrition, Inc.	335,023			335,023		335,023
Holcim Incorporated	96,800			96,800		96,800
Huish Detergents, Inc	125,183			125,183		125,183
Hydro Aluminum	318,585			318,585		318,585
Imco Alchem Aluminum	2,728,093			2,728,093		2,728,093
Indalex America-Mountaintop	579,119			579,119		579,119
Indiana Precision Technology	98,826			98,826		98,826
International Paper Company	25,294			25,294		25,294
Interplastic Corporation	80,468			80,468		80,468
Interstate Brands Corp.	46,488			46,488		46,488
J. L. French Corp.	953,588			953,588		953,588

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22d
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Jim Beam Brands	87,929			87,929		87,929
Johnson Controls	132,498			132,498		132,498
Kaiser Aluminum & Chemical	194,017			194,017		194,017
Kal Kan Foods, Inc.	292,760			292,760		292,760
Kentucky Utilities Company	291,943			291,943		291,943
Kosmos Cement Company	211,226			211,226		211,226
Lafarge Corporation	161,150			161,150		161,150
Lafayette Home Hospital	29,592			29,592		29,592
Latrobe Steel Company	375,859			375,859		375,859
Legget & Platt Incorporated	70,419			70,419		70,419
Lexington Center Corporation	25,303			25,303		25,303
Lexmark International Inc	225,226			225,226		225,226
Linkbelt Construction Equip	113,138			113,138		113,138
Loparex Inc.	304,202			304,202		304,202
Louisville/Jefferson Co	201,824			201,824		201,824
Maker's Mark Distillery Inc	71,291			71,291		71,291
Mallinckrodt Inc.	37,620			37,620		37,620
Manchester Tank	32,333			32,333		32,333
Martek Biosciences Corporation	110,426			110,426		110,426
Masco Corp.	448,736			448,736		448,736
Mascotech	222,893			222,893		222,893
McWhorter Technologies, Inc.	127,375			127,375		127,375

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22e
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Merillat Corp	100,648			100,648		100,648
Metropolitan Sewer District	212,895			212,895		212,895
Michelin N. America	789,771			789,771		789,771
Midland Cogeneration Venture	31,070			31,070		31,070
Mitsubishi Motor Mfg. of N. Am	370,107			370,107		370,107
Morgantown Natural Gas System	57,356			57,356		57,356
Most Inc	313,366			313,366		313,366
Mountain Enterprises Inc.	147,291			147,291		147,291
MTD Products, Inc.	575,491			575,491		575,491
Nestle USA	579,357			579,357		579,357
New Jersey Natural Gas	27,319			27,319		27,319
New World Pasta Company	38,484			38,484		38,484
Newco Metals Inc	68,789			68,789		68,789
Newman Tech., Inc.	54,249			54,249		54,249
Noble Gas Marketing	1,148,585			1,148,585		1,148,585
Norandal-Salisbury	398,744			398,744		398,744
Norsk Hydro Americas, Inc. Corp	573,472			573,472		573,472
Northland Corporation	33,295			33,295		33,295
OGE Energy Resources Inc	47,240			47,240		47,240
Ohio Valley Aluminum Co., Inc	314,858			314,858		314,858
Olin Corporation	155,150			155,150		155,150
Opta Food Ingredients	102,906			102,906		102,906

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22f
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Parallel Products	102,907			102,907		102,907
Pattie A Clay Hospital	25,594			25,594		25,594
Pechiney Cast Plate, Inc.	44,441			44,441		44,441
Pechiney Rolled Products LLC	2,820,812			2,820,812		2,820,812
Perm Cast LLC	69,496			69,496		69,496
PK USA	48,453			48,453		48,453
Porcelain Metals Corporation	41,912			41,912		41,912
PQ Corporation	489,474			489,474		489,474
Prestonsburg City Utilities Co	98,696			98,696		98,696
Prince Manufacturing Company	27,741			27,741		27,741
Protein Technologies, Inc.	194,605			194,605		194,605
Publishers Printing Company	37,610			37,610		37,610
R.R. Donnelley & Sons, Inc.	2,640,450			2,640,450		2,640,450
Reid Hosp. and Health Care	40,659			40,659		40,659
Reynolds Metals Co-Bellwood	263,593			263,593		263,593
Rockford Products Corporation	241,088			241,088		241,088
Royster-Clark Nitrogen	636,306			636,306		636,306
Safety-Kleen	40,317			40,317		40,317
Saint Joseph Hospital	68,009			68,009		68,009
Sauder Woodworking Company	112,200			112,200		112,200
Scepter, Inc.	256,548			256,548		256,548
Seagram Americas	170,527			170,527		170,527

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22g
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Seneca Wire & Manufacturing	131,127			131,127		131,127
Sigcorp Energy Services	178,303			178,303		178,303
Silgan Container	161,905			161,905		161,905
Smelter Service Corporation	143,393			143,393		143,393
Square D Company, Inc.	108,496			108,496		108,496
St. Elizabeth Medical Center	32,166			32,166		32,166
Steel Technologies	133,136			133,136		133,136
SteelCraft Manufacturing	66,520			66,520		66,520
Sud-Chemie Inc.	611,865			611,865		611,865
Techneglas Inc.	2,059,808			2,059,808		2,059,808
Tennessee Aluminum Casting	256,978			256,978		256,978
The Lincoln Electric Company	472,377			472,377		472,377
Therm-O-Disc, Inc.	27,680			27,680		27,680
TI Group Automotive Systems	67,729			67,729		67,729
The Timken Corporation	1,468,261			1,468,261		1,468,261
Topy Corporation	389,163			389,163		389,163
Torbitt & Castleman Company	45,748			45,748		45,748
Toyota Motor Mfg	3,289,658			3,289,658		3,289,658
Toyotomi America Corporation	44,965			44,965		44,965
Transylvania University	35,911			35,911		35,911
Tube Turns Technologies Inc	97,564			97,564		97,564
Union Gas	546,684			546,684		546,684

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

						22h
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANALYSIS OF BILLING NONASSOCIATE COMPANIES
ACCOUNT 458

	Direct	Indirect	Comp.		Excess	Total
	Cost	Cost	for Use	Total	or	Amount
Name of Nonassociate Company*	Charged	Charged	of Capital	Cost	Deficiency	Billed
	(458.1)	(458.2)	(458.3)		(458.4)

Union Hospital	33,648			33,648		33,648
Universal Uniforms and Linen	42,918			42,918		42,918
University of Kentucky	133,003			133,003		133,003
Valeo Engine Cooling	153,711			153,711		153,711
Wabash Alloys LLC	3,292,082			3,292,082		3,292,082
Wald LLC	30,685			30,685		30,685
Walker Company	61,257			61,257		61,257
Weirton Steel Corporation	1,476,337			1,476,337		1,476,337
Western Baptist Hospital	31,466			31,466		31,466
White Caps LLC	155,447			155,447		155,447
WPS Enegy Services, Inc.	196,748			196,748		196,748

Other (126)	1,386,701			1,386,701		1,386,701

Total	83,741,589	0	0	83,741,589	0	83,741,589

*All costs charged were for Natural Gas Sales and/or Consulting Services.
Instructions: Provide a brief description of the services rendered to each nonassociate company. Billings totaling less than $25,000 to any company may be grouped per E-mail agreement with SEC.

23
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		Associate Co. Charges			Nonassociate Co. Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

920	Salaries and wages
921	Office supplies and expense
922	Admin expense transferred - cr
923	Outside services employed				This type of breakdown is
924	Property insurance				not available for
925	Injuries and damages				competitive job billings.
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expenses
931	Rents
935	Maint of structures and equip
403	Depreciation and amortiz exp
408	Taxes other than income taxes
409	Income taxes
410	Prov for def income taxes
411	Prov for def income taxes - cr
411.5	Investment tax credit
426.1	Donations
426	Other deductions
427	Interest on long-term debt
431	Other interest expense
	Total expenses	0	0	0	0	0	0	0	0	0
Comp for use of equity capital
430	Int on debt to assoc companies
	Total cost of service	0	0	0	0	0	0	0	0	0

Instructions: Total cost of service for assocate and nonassociate companies will equal the total amount billed under their separate analysis of billing schedules.

24
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XVII - EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

Department or Service Function
		Total	Over-
	Description of Items	Amount	head

920	Salaries and wages
921	Office supplies and expense
922	Admin expense transferred - credit
923	Outside services employed			This type of breakdown
924	Property insurance			is not applicable.
925	Injuries and damages
926	Employee pensions and benefits
928	Regulatory commission expense
930.1	General advertising expenses
930.2	Miscellaneous general expenses
931	Rents
935	Maint of structures and equipment
403	Depreciation and amortization expense
408	Taxes other than income taxes
409	Income taxes
410	Prov for def income taxes
411	Prov for def income taxes - credit
411.5	Investment tax credit
426.1	Donations
426	Other deductions
427	Interest on long-term debt
430	Interest on debt to associate companies
431	Other interest expense

	Total expenses	0	0	0	0	0	0	0

Instructions: Indicate each department or service function. (See Instruction 01-3, General Structure of Accounting System: Uniform System of Accounts.)

												25
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XVII - EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION, CONTINUED

	Department or Service Function
Account
Number

920
921
922
923			This type of breakdown is
924			not applicable.
925
926
928
930.1
930.2
931
932
403
408
409
410
411
411.5
426.1
426.5
427
430
431

	0	0	0	0	0	0	0	0	0	0	0	0
26
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Personnel
Indicate each department or	Total	Parent	Other	Non-	at Close
service function.	Amount	Company	Associates	Associates	of Year

Not applicable.

	0	0	0	0	0

			27
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

Instructions: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
Provide a subtotal for each type of service.

From Whom Purchased	Address	Relationship*	Amount

Administrative and Engineering:
Allegheny Energy Service Corp.	Greensburg, PA	A	1,426
PriceWaterhouseCoopers	Philadelphia, PA	NA	83,927

Generation, Transmission & Distribution Services:
Sullivan & Cromwell	New York, NY	NA	27,842
Associated Engineering Services	Hagerstown, MD	NA	101,709
Ballard Spahr Andrews & Ingersoll	Baltimore, MD	NA	179,832
Global & National	Dallas, TX	NA	39,810
Fellows Search Inc.	Bronxville, NY	NA	42,000
Synergy Real Estate Corp.	Pittsburgh, PA	NA	212,888
Robert P. Sweeney	Boonesboro, MD	NA	77,738
Iserve Technologies	Pittsburgh, PA	NA	26,702
Lehman Brothers	Jersey City, NJ	NA	150,000

Other			478,822

Grand Total			1,422,696

*A = associate, NA = nonassociate

28
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

Instructions: Provide a listing of each pension plan and benefit program provided by the company. Such listing should be limited to $25,000.

Amount

Medical Insurance & Fees	290,996
Life Insurance & Fees	25,510
Dental Plan	34,521
Long Term Disability Insurance	33,716
Postretirement benefits other than pensions	47,080
Savings Plan Expense	111,213
Moving Expense	(94,045)
Payroll Additives	46,268
Miscellaneous (9)	49,191

Total	544,449

		29
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

                Instructions: Provide a listing of the amount included in
                Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class
                includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the
                aggregate amount applicable thereto.

Description	Name of Payee	Amount

Other Customer Information	Various	40,403

Total		40,403

30
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

MISCELLANEOUS GENERAL EXPENSE
ACCOUNT 930.2

Instructions: Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the
Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
(2 U.S.C. Section 441 (b)(2)) shall be separately classified.

Description	Amount

Outside directors' fees and expenses	1,714

Service Company Misc. General Expenses	116

Research & Development	147,185

Financial Expenses	45,652

Miscellaneous	1,910

Total	196,577

31
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

RENTS
ACCOUNT 931

Instructions: Provide a listing of the amount included in Account 931,
"Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

EDP Equip.	110,449
Office Space	672,751
Office Furniture\Equip.	537
Communication Equip.	115,559
Other Rent	27,468

Total	926,764

32
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

Instructions:  Provide an analysis of Account 408,  "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than U.S.
Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax	Amount

Other than U.S. Government taxes:

Capital Stock / Franchise Tax	284,147
State License Tax	5,225
State Property Tax	21,542
Other State & Local Tax	84,430
State Unemployment	13,392

Subtotal	408,736

U.S. Government taxes:

FICA	332,488
Federal Unemployment	5,117

Subtotal	337,605

Total	746,341

		33
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

DONATIONS
ACCOUNT 426.1

Instructions: Provide a listing of the amount included in Account 426.1,
"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of recipient	Purpose of Donation	Amount

Various		533

		533

		34
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

OTHER DEDUCTIONS
ACCOUNT 426

Instructions: Provide a listing of the amount included in Account 426, "Other Deductions", classifying such expenses according to their nature.

Description	Name of Payee	Amount

Civic & Political Activities Expense		1,960
Financial Gain on Shared Margin and		(1,314,947)
Foreign Currency Exchange Contracts
Miscellaneous Expense		1,297

Total		(1,311,690)

35
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

Instructions: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year.
Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Refer to Schedule XIV on page 19.

36
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ORGANIZATIONAL CHART

Allegheny Ventures, Inc. has no employees - Allegheny Energy Service Corporation provides administrative and engineering services.

37
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

METHODS OF ALLOCATION

Allegheny Ventures, Inc. expenses are not allocated to associate companies.

38
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Allegheny Ventures, Inc. does not bill associate companies for use of holding company capital.

39
Annual Report of Allegheny Ventures, Inc.
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Allegheny Ventures, Inc.
(Name of Reporting Company)

By:
(Signature of Signing Officer)

/s/ THOMAS J. KLOC Thomas J. Kloc, Controller
(Printed Name and Title of Signing Officer)

April 29, 2002
(Date)